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02040725

1-10749

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
JUN 1 2 2002
WASH. D.C. 151 SECTION

For the month of _____ JUNE ___ , 20_02_

_____TELEPHONES OF MEXICO_____
(Translation of registrant's name into English)

PROCESSED

_____PARQUE VIA 190, COL. CUAUHTEMOC, 06599 MEXICO, D.F. MEXICO_____
(Address of principal executive offices)

JUL 0 1 2002

THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.X. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

_____TELEFONOS DE MEXICO, S.A. DE C.V._____
(Registrant)

By:_____
(Signature)*

Date___JUNE 10, 2002_____

ADOLFO CEREZO P.
CHIEF FINANCIAL OFFICER

* Print the name and title of the signing officer under his signature.

TELMEX AND FORSTMANN LITTLE'S POSITION REGARDING THE PURCHASE AGREEMENT OF XO COMMUNICATIONS, INC

Mexico City, June 7, 2002. Teléfonos de México, S.A. de C.V. (BMV;TELMEX, NYSE; TMX, NASDAQ; TFONY, LATIBEX; XTMXL) and Forstmann Little & Co. (collectively the "Investors") said today that they believe that it is virtually impossible that the commitments to their obligations included in the Purchase Agreement of XO Communications, Inc. (the Company) will ever be satisfied. The Investors' made the decision based on a number of factors, mainly because of the absence, despite months of negotiations of any agreement among the Company's stakeholders.

In the letter sent to the company, it is was established that the Investors will maintain the commitment to fulfill their obligations under the Purchase agreement, it is important for the Company and all of its stakeholders to understand that that Investors will not waive any of the conditions to their obligations to consummate the transactions contemplated by the Purchase Agreement. In addition, The Investors will not undertake any further actions in connection with the Company's ongoing restructuring efforts (including engaging in any discussions or negotiations with respect to alternative transactions) that are not required by the terms of the Purchase Agreement.

In light of the foregoing, the Investors request that the Company mutually agree with the Investors to terminate the Purchase agreement to clarify for all of the Company's stakeholders the restructuring options actually available to the Company. If the Company declines to do so, the Investors reserve all of the rights to terminate the Purchase Agreement.

TELMEX is the leading telecommunications company in Mexico with 13.6 million telephone lines in service, 1.7 million line equivalents for data transmission and 986 thousand Internet accounts. TELMEX offers telecommunications services through a 70 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Visit www.telmex.com

TELEFONOS DE MEXICO, S. A. de C. V.

June 7, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on June 7, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2'000,000 class "L" shares of Telmex at an aggregate price of $32'581,114.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

June 6, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on June 6, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 2'000,000 class "L" shares of Telmex at an aggregate price of $32'285,320.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

June 5, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on June 5, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $16'452,200.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

June 4, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on June 4, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $16'718,260.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. de C. V.

June 3, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on June 3, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1'000,000 class "L" shares of Telmex at an aggregate price of $16'708,119.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer